Exhibit 1







                  DIVIDEND REINVESTMENT & SHARE PURCHASE PLAN





                                                         Amended and Restated
                                                             October 29, 2004


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Introduction/Summary

General

This booklet provides detailed information about the TELUS Corporation Dividend Reinvestment and Share Purchase Plan. The highlights of this Plan are described in this Summary and in the following series of Questions and Answers. You will find the capitalized terms used here explained under Definitions found in the Plan. Plan Participants are bound by the terms and conditions contained in the Plan, included in this booklet.

In case of a difference between the information given in the Questions and Answers part of this Offering Circular and the Dividend Reinvestment and Share Purchase Plan, the provisions of the Plan will govern.

Certain terms of the Plan may be amended from time to time. You are advised to contact the Plan Agent, who acts for Plan Participants, to find out about any amendments to the Plan and their effects.

Holders of Shares should consult their tax advisers about the tax consequences which will result from their participation in the Plan.

All dollars referred to herein are Canadian dollars.

                                                              October 29, 2004
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What

The Plan allows eligible holders of Common Shares or Non-Voting Shares to acquire Non-Voting Shares through reinvestment of the cash dividends paid on their respective shareholdings. The Non-Voting Shares will be purchased in the open market or will be issued by TELUS at a discount of up to 5% from the Average Market Price, all as determined by TELUS.

Participants in the Plan also have the option to make cash payments to purchase additional Non-Voting Shares. Cash payments shall not be less than $100 per transaction nor greater than $20,000 per calendar year per Participant. The Non-Voting Shares purchased using optional cash payments will be purchased in the open market or will be issued by TELUS from treasury at the Average Market Price.

Why

The main advantages of enrolling in the Plan are as follows:

1. convenience of having cash dividends automatically reinvested into Non-Voting Shares instead of receiving cash dividends, thereby dollar cost-averaging these purchases;

2. ability to purchase Non-Voting Shares without having to pay service charges, administrative fees or brokerage fees,

3. full reinvestment of cash dividends as the Plan allows fractions of Non-Voting Shares and cash dividends on those fractions to be included in your account,

4. ability to have the Plan Agent sell your Plan Shares for you at a very reasonable administrative cost, and

5.       convenient tracking of your Plan Shares with quarterly statements.


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Who

Any registered shareholder of Common Shares or Non-Voting Shares, who is resident in Canada or the United States, may participate in the Plan.

Shareholders residing outside of Canada and the United States may be eligible to participate in the Plan, subject to proof of compliance with any restrictions in the laws of their country.

Non-Registered Beneficial Holders

Non-registered beneficial holders of TELUS Common Shares or Non-Voting Shares i.e., shareholders who hold their Shares through a financial institution, broker, nominee or other intermediary should consult with that intermediary to determine the procedures for participation in the Plan. The administrative practices of such intermediaries may vary and accordingly the various dates by which actions must be taken and documentary requirements set out in the Plan may not be the same as those required by intermediaries. Some intermediaries may require non-registered beneficial shareholders to become registered shareholders in order to participate in the Plan. There may be a fee charged by some intermediaries for beneficial non-registered shareholders to become registered shareholders, which will not be paid for by TELUS or the Plan Agent.



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Contact Information

Should you have any questions regarding the Plan, please contact the Plan Agent or TELUS at one of the numbers listed below:


Plan Agent                                Telephone
ComputershareTrust                        (Toll free in North America):
Company of Canada                         1-800-558-0046
600, 530 - 8th Avenue SW                  (Within Calgary and outside
Calgary, AB, Canada                       North America):
T2P 3S8                                   Phone: (403) 267-6555
                                          Fax: (403) 267-6592

                                          E-mail
                                          caregistryinfo@computershare.com

TELUS Corporation                         Telephone
Investor Relations                        (Toll free in North America):
Floor 30                                  1-800-667-4871*
10020 - 100th Street                      (In Edmonton area and
Edmonton, AB, Canada                      outside North America):
T5J 0N5                                   Phone: (780) 493-7311
                                          Fax: (780) 493-7399

                                          E-mail
                                          ir@telus.com


                                          *  Includes fax on demand
                                          information services




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Questions & Answers

The highlights of the Plan are described in the following series of questions and answers. Details are given in the official text of the Plan, which is printed in full in the Offering Circular included herein.

1.       How do I have my dividends reinvested?

         Complete the Enrollment/Change Form, which is included with this booklet or can be obtained from the Plan Agent (see Contact Information), and send it to the Plan Agent. Dividends on any class of Shares that you elect to enroll in the Plan on the Enrollment/Change Form will be reinvested in the purchase of Non-Voting Shares from TELUS.

         If you were enrolled in the TELUS Dividend Reinvestment and Share Purchase Plan which provided for the purchase of Common Shares prior to July 1, 2001, you are automatically enrolled in the Plan, unless you otherwise indicate on the Enrollment/Change Form.

         If your Common Shares or Non-Voting Shares are registered in different names, a separate Enrollment/Change Form must be completed for each different registration. Accordingly, it is recommended that you register all your Common Shares or Non-Voting Shares in exactly the same name (e.g. all are registered in your full name or, alternatively, all are registered with the same initials and surname). You can contact the Plan Agent to confirm how your shares are registered.

2. What are the major changes in this amendment to the Plan from the Plan in place prior to January 1, 2005?

         Under the Plan, prior to January 1, 2005, the Non-Voting Shares purchased by the Plan Agent for Participants were issued from treasury by TELUS. The Non-Voting Shares acquired from dividends were issued at a discount of up to 5% from the Average Market Price and the Non-Voting Shares acquired from optional cash payments were issued at the Average Market Price.

         From January 1, 2005 forward, Non-Voting Shares acquired for Participants will be acquired in the open market whether they are acquired from the dividends or optional cash payments. The price for the Non-Voting Shares acquired will be the average cost paid by the Plan Agent for acquiring the Non-Voting Shares (excluding any brokerage fees, commissions and transaction costs).

         Under the Plan, TELUS has the option of issuing Non-Voting Shares from treasury at the Average Market Price, less in the case of dividends a discount of up to 5%.

         TELUS will advise Participants of any change in the policy with respect to the purchase of Non-Voting Shares under the Plan.


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3.       If I enroll my Non-Voting Shares in the Plan, are my Common Shares
         automatically enrolled in the Plan as well?

         No. Common Shares that you own must be specifically identified on the Enrollment/Change Form in order to be enrolled in the Plan.

4.       How do I make optional cash payments?

         You must enroll either your Common Shares or Non-Voting Shares in the Plan in order to be eligible to make optional cash payments. Initially, a cash payment may be made when enrolling in the Plan by enclosing a cheque or money order payable to "Computershare Trust Company of Canada" with the completed Enrollment/Change Form. An Enrollment/Change Form is included as an insert in this booklet. Please do not send stock certificates, dividend cheques or third party cheques.

         After enrollment, future cash payments may be made by using the Optional Cash Payment Form, which can be found on your quarterly statement. Again, all cheques or money orders must be made payable to "Computershare Trust Company of Canada". Additional Optional Cash Payment Forms may be obtained from the Plan Agent (see Contact Information).

         Optional cash payment amounts can vary month to month and there is no obligation to make continuing cash payments. Payments must be a minimum of $100 per transaction, and must not exceed $20,000 per calendar year. Optional cash payments received by the Plan Agent during a calendar month (on or prior to the last business day) will be applied to the purchase from TELUS of Non-Voting Shares under the Plan on the first business day of the following calendar month. For your convenience, you may send the Plan Agent a series of post-dated cheques (dated the last business day of the month) with your Optional Cash Payment or Enrollment/Change Form.

5. If I purchase additional Common Shares or Non-Voting Shares in the future, will the dividends automatically be reinvested in Non-Voting Shares?

         Yes, if these Shares are registered in the exact same name as your other Shares that are already enrolled for dividend reinvestment. If they are not registered exactly the same, they will not be included in the Plan. Accordingly, if you want cash dividends on all your Common Shares or Non-Voting Shares to be reinvested, you must register all these Shares in exactly the same name and enroll each class of Shares for dividend reinvestment.

6. Can I instruct the Plan Agent to reinvest only a portion of the dividends earned on any class of Shares that I enrolled in the Plan?

         No. By completing the Enrollment/Change Form, you are directing TELUS to forward to the Plan Agent cash dividends, less any applicable withholding taxes, on all the Shares that you selected for enrollment on the Enrollment/Change Form and you are directing the Plan Agent to reinvest those cash dividends in the purchase of Non-Voting Shares. If you own more than one class of Shares, you will continue to receive cash dividends on



                                      -6-
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         any class of Shares that you did not elect to enroll in the Plan on the Enrollment/Change Form. For example, if you hold both Non-Voting Shares and Common Shares and enroll only your Non-Voting Shares for dividend reinvestment, you will continue to receive cash dividends on your Common Shares.

7.       When and how are Non-Voting Shares purchased for my account?

         On the Investment Date each month, the Plan Agent invests any cash dividends received and any optional cash payments you have made in the purchase of Non-Voting Shares. For any Participants who are not residents of Canada the amount of the cash dividends invested will be the amount remaining after TELUS has withheld any applicable withholding or non-resident taxes. These Non-Voting Shares are added to your account in the Plan.

8. When should I send in my Enrollment/Change Form or optional cash payments to have Non-Voting Shares purchased for my account?

         Dividend Reinvestment:

         Your Enrollment/Change Form must be received by the Plan Agent on or before the Dividend Record Date for any class of Shares you authorized for dividend reinvestment in order for the cash dividends paid on the corresponding Dividend Payment Date to be invested in Non-Voting Shares. If your Enrollment/Change Form is received after the Dividend Record Date, investment of your cash dividends will not begin until the Investment Date following payment of the next quarterly dividend.

         Optional Cash Payments:

         Optional cash payments are invested in Non-Voting Shares on the Investment Date, which is the first business day of each month. The Plan Agent must receive your cheque or money order by the last business day of the preceding month. Any funds received after the deadline will be held by the Plan Agent and invested on the next Investment Date.

9. Will I receive any interest on funds I have sent to the Plan Agent as optional cash payments?

         Interest will not be paid on any funds held for investment under the Plan; however, you may post-date your cheques to the last business day of the month.

10.      What is the price of Non-Voting Shares purchased for the Plan?

         Initially, the price of the Non-Voting Shares purchased under the Plan for Participants will be the average cost paid by the Plan Agent for all Non-Voting Shares acquired, excluding brokerage fees, commissions and transaction costs.

         If TELUS in the future determines to issue Non-Voting Shares from treasury, the price will be the Average Market Price less, if determined by TELUS, a discount of up to 5% if Non-Voting Shares are purchased using cash dividends. For the Non-Voting Shares


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         issued by TELUS under the Plan using optional cash payments, the price will be the Average Market Price.

11.      Will I receive statements as a Participant in the Plan?

         Yes, a quarterly statement will be mailed to you approximately three weeks following the applicable Investment Dates.

12.      What will the quarterly statements show?

         The statements will show a continuing record of dividends and optional cash payments received for reinvestment, purchases and withdrawals made, and Non-Voting Shares, and Common Shares if any, held for your account under the Plan. Statements should be retained for tax purposes.

13. Will I automatically receive certificates for Non-Voting Shares purchased?

         No, certificates for Non-Voting Shares purchased under the Plan will not be issued to you unless specifically requested.

14.      How do I obtain a share certificate?

         Complete a Request for Share Certificate or Sale form (found on the back of your quarterly statement) or write to the Plan Agent. Requests may be for any whole number of Non-Voting Shares and/or Common Shares held in your account under the Plan. Complete option (a) on the form. The Plan Agent will normally forward certificates in the mail within two weeks of receipt of the request.

15.      How do I sell shares held in the Plan and still continue in the Plan?

         Complete a Request for Share Certificate or Sale form (found on the back of your quarterly statement) or write to the Plan Agent. Requests may be for any whole number of Non-Voting Shares and/or Common Shares held in your account under the Plan. Complete option (b) on the form, if you wish to have the Plan Agent sell the shares on your behalf. You will receive a cash payment from the Plan Agent for the proceeds of the sale, LESS brokerage commissions, administrative fees and applicable taxes, if any, within two weeks of the Plan Agent receiving your request. Alternatively, if you wish to receive certificates and sell the shares through your investment dealer (they normally charge a commission to do this), complete option (a) on the form. The certificates will normally be issued within two weeks of the Plan Agent receiving your request.

         As you are not closing your account in the Plan, any remaining Non-Voting Shares and/or Common Shares, including fractions, will continue to be held in your account and applicable cash dividends on these shares will continue to be reinvested.


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16.      What administrative fees and brokerage commissions will I be charged if I have the Plan Agent sell shares in the Plan for me?

         The current fee is $8.50 for each type of share sold and the commission is 4 cents per share. These amounts are subject to change at any time without notice.

17.      How do I exit/leave the Plan?

         Complete a Request to Exit from the Plan form (found on the back of your quarterly statement) or write to the Plan Agent. On the Request to Exit from the Plan form, you can request the Plan Agent either to sell all your whole Plan Shares or to issue you certificates for all your whole Plan Shares. You will receive a cash payment for the total of

         (a) the cash value of any fractional Plan Shares in your account under the Plan,

         (b) the amount of any uninvested cash held in your account under the Plan and

         (c) if you requested the Plan Agent to sell your whole Plan Shares, the proceeds of the sale, LESS brokerage commissions, administration fees and applicable taxes, if any.

         If you requested the Plan Agent to issue you certificates for your Plan Shares, you will also receive share certificates for the whole shares requested. The cash payment, and share certificates if any, will normally be issued within two weeks of receiving the request.

         NOTE: If your request to exit from the Plan is received by the Plan Agent between a Dividend Record Date on Common Shares or Non-Voting Shares and the corresponding Dividend Payment Date, settlement of your account (including any sale of shares) will be delayed until after the Dividend Payment Date. In the worst case, this delay could be five to six weeks as the cash payment, and share certificates if any, will be forwarded two to three weeks after the Dividend Payment Date.

18. What do I do if I no longer want the cash dividends on my Common Shares or Non-Voting Shares to be reinvested ?

         If you wish to start receiving cash dividends on all your shareholdings, you must exit from the Plan (see Question 17). However, if you wish to start receiving cash dividends on only some types of shares that you own and still reinvest the dividends on the rest, you can complete a new Enrollment/Change Form, specifying those classes of shares for which you now wish dividend reinvestment. The selections made on this new Enrollment/Change Form will replace all selections made on a previous form.

19.      Are there any risks of participating in the Plan?

         Participants should recognize that neither the Company nor the Plan Agent can assure a profit or protect the Participant against a loss on the shares held under the Plan.



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20.      Will I receive any tax information?

         As a participant, you will receive an annual tax slip from the Plan Agent for reporting dividends paid on the Plan Shares.

         The Company is not providing income tax advice to any Participant on his or her participation in the Plan. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.



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       Amended and Restated Dividend Reinvestment and Share Purchase Plan

An Overview

The amended and restated Dividend Reinvestment and Share Purchase Plan (the "Plan") of TELUS Corporation (the "Company") provides a method for eligible registered holders of Common Shares or Non-Voting Shares to reinvest dividends received on their Shares into additional Non-Voting Shares under the Plan. Participants may also make optional cash payments of not less than $100 each and not more than $20,000 per calendar year for each eligible registered holder to be applied to the purchase of additional Non-Voting Shares under the Plan. Additional Non-Voting Shares acquired by the Plan Agent under the Plan may be acquired through the purchase of Non-Voting Shares in the market, or by the issue of Non-Voting Shares from treasury, as elected by the Company. Any Non-Voting Shares issued from treasury for the reinvestment of dividends may be issued at a discount as determined by the Company. Participants under the Plan will not be charged any brokerage commissions, fees or transaction costs with respect to the acquisition of Non-Voting Shares under the Plan. If Non-Voting Shares are issued from treasury, the Company will receive additional funds to be used for general corporate purposes.

Plan Shares held under the Plan will be registered in the name of the Plan Agent and recorded in separate accounts maintained by the Plan Agent for each Participant. The Plan Agent will receive eligible funds, purchase and hold the Non-Voting Shares purchased under the Plan and report quarterly to Participants. Certificates for Plan Shares which have been purchased for, or are issued by the Company under, the Plan (excluding any fractional Shares) will be issued to any Participant only upon the written request of the Participant or the representative of such Participant in the event of the death of the Participant.

Definitions

Average Market Price means the weighted average trading price for all trades of Non-Voting Shares on the Toronto Stock Exchange for the twenty (20) trading days immediately preceding the Investment Date.

Common Shares means Common Shares of the Company.

Dividend Payment Date means the date chosen by the Board of Directors of the Company for the payment of a cash dividend on Common Shares or Non-Voting Shares. For Common Shares and Non-Voting Shares, this historically has been the first business day of January, April, July and October of each year.

Dividend Record Date means the date declared by the Board of Directors of the Company to determine those shareholders entitled to receive payment of the corresponding dividend on Common Shares or Non-Voting Shares. This is expected to be about three weeks before the corresponding Dividend Payment Date.

Investment Date means, for the reinvestment of dividends on Common Shares or Non-Voting Shares, the Dividend Payment Date, and for the investment of optional cash payments, the first business day of each month.

Market Purchase has the meaning set forth under "Price of Non-Voting Shares".

Non-Voting Shares means the Non-Voting Shares of the Company.

Participant means a registered holder of Common Shares or Non-Voting Shares electing to participate in the Plan.

Plan means TELUS Corporation Amended and Restated Dividend Reinvestment and Share Purchase Plan.

Plan Agent means Computershare Investor Services Inc., an independent trust company, who, on behalf of Participants, administers the Plan.

Plan Shares means Common Shares and Non-Voting Shares if any, held by the Plan Agent on behalf of a Participant and credited to the Participant's account under the Plan.

Shares means Common Shares and Non-Voting Shares.

Treasury Purchase has the meaning set forth under "Price of Non-Voting Shares".

Eligible Shareholders

Any registered holder of Shares resident in a jurisdiction where the Non-Voting Shares are qualified for sale is eligible to enroll in the Plan.

Subject to any restrictions in the laws of their country of residence, shareholders who are resident outside Canada may participate in the Plan. However, dividends to be reinvested by such shareholders who are residents outside of Canada will continue to be subject to withholding of applicable non-resident tax and the amount reinvested will be reduced by the amount of the tax withheld.

A person who is a beneficial owner but not a registered holder of Shares (e.g. whose Common Shares or Non-Voting Shares are held by an intermediary and registered in a nominee account) will be required to transfer those Shares into the person's own name or into a specific segregated registered account such as a numbered account with an intermediary, such as a bank, trust company or broker. The beneficial owner must make arrangements with the bank, trust company or broker in order to participate in the Plan.

Participation in the Plan

An eligible shareholder may enroll in the Plan at any time by completing an Enrollment/Change Form and forwarding it to the Plan Agent. For Shares registered in more than one name, all registered holders must sign the Enrollment/Change Form. Also, where a shareholder's total holding is registered in different names, (e.g. full name on some share certificates and initials and


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surname on other share certificates), a separate Enrollment/Change Form must be completed for each style of registration. If cash dividends from all shareholdings are to be reinvested under one account, the registration must be identical.

By completing the Enrollment/Change Form , the Participant directs the Company to forward to the Plan Agent, cash dividends less any applicable withholding or non-resident tax, on all of the Shares registered in such Participant's name as specified on the Enrollment/Change Form and directs the Plan Agent to invest such dividends and any optional cash payments received in Non-Voting Shares under the Plan for the Participant.

Once a shareholder has enrolled in the Plan, such shareholder's participation in the Plan is continuous until exit from the Plan by a Participant, termination by such Participant or the Company with respect to a Participant from participation in the Plan, or termination of the Plan by the Company. When enrolling in the Plan, a completed Enrollment/Change Form must be received by the Plan Agent on or before the Dividend Record Date for the Common Shares or Non-Voting Shares designated on the Enrollment/Change Form in order for the corresponding dividends on the Shares to be reinvested in Non-Voting Shares under the Plan in accordance with such direction and authorization.

For example, in the case of a cash dividend on Shares payable on July 1st, if an Enrollment/Change Form designating Shares for dividend reinvestment is received by the Plan Agent on or before the Dividend Record Date for the cash dividend on such Shares, the July 1st cash dividend and all subsequent cash dividends on all Shares registered identically to that shown on the Enrollment/Change Form will be reinvested under the Plan. If the Enrollment/Change Form is received after the Dividend Record Date, the first cash dividend on such Shares reinvested under the Plan will be the cash dividend on Shares payable (if declared) on October 1st.

A Participant may stop all reinvestment of cash dividends on such Participant's Common Shares or Non-Voting Shares if the Plan Agent receives written notification before the Dividend Record Date for the applicable Shares. If a Participant has sent in an optional cash payment and subsequently decides that the Participant does not want it invested into Non-Voting Shares, the Plan Agent must receive written notification prior to the next Investment Date. Any optional cash payments on which investment has been stopped will be returned to the Participant as soon as practicable after the written notification has been received.

Optional Cash Payments

The option to make cash payments to purchase Non-Voting Shares is available to Participants provided that optional cash payments made by any Participant shall not be less than $100 per transaction nor greater than $20,000 per calendar year. An optional cash payment may be made by using the Optional Cash Payment Form, sent to Participants with each quarterly statement. A Participant is not obligated to make optional cash payments at any time nor to send the same amount of money with each Optional Cash Payment Form.

Optional cash payments received by the Plan Agent on or after an Investment Date will be invested on the next Investment Date.


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All Non-Voting Shares purchased under the Plan with optional cash payments received by the Plan Agent on or before a Dividend Record Date for Non-Voting Shares will be entitled to the dividend on such Non-Voting Shares payable to shareholders of record on that Dividend Record Date. Non-Voting Shares purchased after that Dividend Record Date with optional cash payments received by the Plan Agent under the Plan will not be entitled to that dividend on such Non-Voting Shares. Cash dividends on Plan Shares purchased with optional cash payments, less any withholding or non-resident tax, will automatically be reinvested.

No interest will be paid by the Company or the Plan Agent on any funds received prior to an Investment Date.

Transition of Amendment and Restatement to Plan

For continuity of treatment in respect of their dividends and optional cash payments, Participants in the Amended and Restated Dividend Reinvestment and Share Purchase Plan of the Company which was effective July 1, 2001 will automatically be enrolled in the Plan on October 29, 2004, unless such Participants forward notice to the Plan Agent exiting from that Plan on or before December 10, 2004. The Plan accounts of these Participants will contain the Common Shares, if any, and Non-Voting Shares, including fractional shares held by such Participant prior to October 29, 2004. Cash dividends on the Common Shares and/or Non-Voting Shares held in the Participants' accounts under the Plan will automatically be reinvested in the purchase of Non-Voting Shares under the Plan.

The original Dividend Reinvestment and Share Purchase Plan of the Company provided for the issue by the Company of Common Shares. For Participants whose Plan Shares include Common Shares, the number of Common Shares held under the Plan will stay the same or be reduced over time, as Participant's exit or withdraw Common Shares, from the Plan.

Price of Non-Voting Shares

Non-Voting Shares to be acquired under the Plan will be, at the Company's election, either (i) Non-Voting Shares purchased on the open market through the facilities of the Toronto Stock Exchange ("Market Purchase") or (ii) newly issued Non-Voting Shares purchased from the Company ("Treasury Purchase").

The purchase price for Non-Voting Shares acquired under the Plan from the reinvestment of cash dividends will be:

(a) in the case of a Market Purchase, the average price paid (excluding brokerage commissions, fees and transaction costs) per Non-Voting Share by the Plan Agent for all Non-Voting Shares purchased in respect of a Dividend Payment Date under the Plan, or

(b) in the case of a Treasury Purchase, the Average Market Price less a discount, if any, of up to 5%, at the Company's election.

The purchase price for the Non-Voting Shares acquired under the Plan from optional cash payments will be:



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(a)      in the case of a Market Purchase, the average price paid (excluding brokerage commissions, fees and transaction costs) for Non-Voting Shares by the Plan Agent for all Non-Voting Shares purchased in respect of an Investment Date under the Plan, or

(b)      in the case of a Treasury Purchase, the Average Market Price.

The Company will provide advance notification to Participants if the Non-Voting Shares will be acquired by way of Market Purchase or Treasury Purchase and if by Treasury Purchase, any discount offered or any change in the rate of discount.

Participants will not be charged any administrative fees or service charges that may be incurred by the Plan Agent in order to acquire Non-Voting Shares for Participants' accounts.

Dividends, less any applicable withholding or non-resident taxes on Common Shares and Non-Voting Shares enrolled in the Plan and optional cash payments will be invested in full, which may result in the acquisition of fractions of a Non-Voting Share for a Participant's account under the Plan. Shares purchased under the Plan, including fractions calculated to six decimal places, will be held by the Plan Agent in an account in the Participant's name.

Statements

Plan Shares held by the Plan Agent under the Plan will be registered in the name of the Plan Agent and recorded in a separate account for each Participant. The Plan Agent will mail a statement quarterly to each Participant approximately three weeks following any Investment Date. These statements are a Participant's continuing record of cash dividends received, purchases and withdrawals made, and Common Shares, if any, and Non-Voting Shares held by the Plan Agent in such Participant's account under the Plan. These statements should be retained for income tax purposes. Income tax reporting information will be sent to Participants annually as required by law.

Certificates for Plan Shares

Share certificates for Plan Shares will not be issued to a Participant unless specifically requested. This convenience protects against loss, theft or destruction of share certificates, and reduces administrative costs. The number of Plan Shares credited to an account under the Plan (less any Plan Shares delivered to, or sold on behalf of, the Participant) will be shown on the Participant's quarterly statement.

A Participant may, upon prior written request to the Plan Agent, have share certificates issued and registered in the Participant's name for any number of whole Plan Shares held in his account under the Plan. Any remaining number of whole Plan Shares, and fractions thereof, will continue to be held in the Participant's account under the Plan.

Accounts under the Plan are maintained in the names in which certificates of the Participants were registered at the time they enrolled in the Plan. Consequently, certificates for whole Plan Shares issued on request of a Participant will be similarly registered when issued.

Sale of Plan Shares

A Participant who wishes to sell any number of whole Plan Shares held for that Participant may request the Plan Agent to sell on such Participant's behalf a specified number of whole Plan Shares from the account of such Participant. When so requested by a Participant, the Plan Agent will sell the specified number of whole Plan Shares on behalf of the Participant through a stock broker designated by the Plan Agent, as soon as practicable following receipt by the Plan Agent of the Participant's instructions. The proceeds of such sale, less brokerage commissions, administrative fees and applicable taxes, if any, will be paid to the Participant by the Plan Agent. Common Shares or Non-Voting Shares that are to be sold for a Participant may be commingled with Common Shares or Non-Voting Shares respectively of other Participants requesting a sale of Plan Shares, in which case the proceeds to each Participant will be based on the average sale prices and the average brokerage commissions of all Common Shares or Non-Voting Shares so commingled.

When a Participant withdraws, or requests the Plan Agent to sell on behalf of such Participant, the balance of the Plan Shares held in the Plan account for such Participant (except for any fractional Plan Share), the value of the fraction will be calculated as set out for the treatment of fractional shares on exiting from the Plan and paid out to the Participant in cash.

Exit from the Plan

A Participant may exit at any time from the Plan by providing written notice to the Plan Agent. After the effective date of such exit, cash dividends will be paid directly to the Participant. If the notice is received between a Dividend Record Date and the related Dividend Payment Date, the notice will not be effective until after the corresponding cash dividend amount has been reinvested under the Plan.

Upon exit from the Plan, a Participant may request the Plan Agent to either sell or issue to the Participant certificates for all the whole Plan Shares held by the Plan Agent for the Participant's account. The exiting Participant will receive from the Plan Agent a cash payment for the total of (a) the value of any unsold fractions of Plan Shares in the account for such Participant, (b) any uninvested cash held for such Participant's account and (c) if the Plan Agent was requested to sell the Participant's Plan Shares, the net proceeds of the sale, if any, less any applicable withholding or non-resident taxes, fees and commissions. If the Participant requested certificates for the whole Plan Shares held for such Participant's account, the requested certificates will accompany the payment.

If a sale of the Participant's whole Plan Shares is required by the notice of exit, or upon notice of termination of the Plan, such sale will be made by the Plan Agent in the same manner as described above under the heading "Sale of Plan Shares". With respect to any fraction of a Common Share or Non-Voting Share, the Plan Agent will pay cash less any applicable withholding or non-resident taxes, based on the market price of the Common Share or Non-Voting Shares respectively at the time of sale of any remaining whole number of Common Shares or Non-Voting Shares held in the account for such Participant or, failing that, the market price of the Common Shares or Non-Voting Shares, respectively, at the time the certificate is issued.

Termination from the Plan

Participation in the Plan will be terminated upon receipt by the Plan Agent of a written notice, satisfactory to the Plan Agent, of the death of a Participant. In such case, certificates for the number of whole Plan Shares in account for such Participant under the Plan will be issued in the name of the deceased Participant (or another name on receipt of appropriate direction from the executor or administrator). The Plan Agent will send such certificates, together with a cash payment for any uninvested cash, uninvested dividends on Plan Shares and the value of any fractions of Plan Shares, to the representative of the deceased Participant.

Participation in the Plan may be terminated, at the option of the Company, if the number of Non-Voting Shares purchased through the Plan by a Participant over a period of twelve consecutive months does not exceed a certain minimum number of whole Non-Voting Shares determined by the Company, at its discretion, from time to time. Initially, this minimum number is set at one whole Non-Voting Share. In the event that participation is terminated by the Company for this reason, share certificates will be issued for all Plan Shares held in the Participant's account, except for fractions thereof which will be paid to the Participant in cash, calculated in same manner as set out for the treatment of fractional shares on exiting from the Plan.

In the event that a Participant in the Plan becomes ineligible to participate in the Plan (by change of status or otherwise), the participation of such Participant will be terminated by the Plan Agent. In this case, share certificates for the number of whole Plan Shares held for the account of the Participant will be issued in the name of the Participant and the Plan Agent will send the certificates, together with a cash payment for any uninvested cash, uninvested cash dividends less any withholding or non-resident taxes, on Plan Shares and the value of any fractions of Plan Shares, to the Participant.

Participation in the Plan may be terminated, at the option of the Company, at its sole discretion, if the number of Shares registered for participation in the Plan by any Participant fluctuates significantly around Dividend Record Dates on a regular basis, reflecting an inappropriate use of the Plan.

Voting of Shares Held by the Plan Agent

Voting of all Common Shares, if any, and, when applicable, Non-Voting Shares (excluding any fractions thereof) held in the Participant's account under the Plan will be voted in accordance with each Participant's proxy. Common Shares or Non-Voting Shares for which a proxy is not received will not be voted.

Rights Offerings

In the event the Company makes available to its holders of Common Shares and/or Non-Voting Shares rights to subscribe for additional Common Shares and/or Non-Voting Shares or other securities, rights certificates evidencing such rights will be issued by the Company to each Participant for the number of Common Shares and/or Non-Voting Shares, as the case may be, (excluding any fractions thereof) held for the Participant 's account under the Plan on the record date of such rights issue. Rights based on a fraction of a Common Share and/or Non-Voting

Share held for a Participant's account will be sold for such Participant by the Plan Agent and the net proceeds will be invested on the next Investment Date.

Stock Dividends and Stock Splits

Any Common Shares and/or Non-Voting Shares distributed pursuant to a stock dividend on, or a stock split of, Common Shares and/or Non-Voting Shares respectively held by the Plan Agent for a Participant under the Plan will be retained by the Plan Agent and credited, net of any applicable withholding or non-resident taxes, to the account of the Participant. Certificates for any Common Shares and/or Non-Voting Shares resulting from a stock dividend on or a stock split of Common Shares and/or Non-Voting Shares respectively held on the record date by a Participant outside of the Plan will be mailed directly to the Participant in the same manner as to shareholders who are not participating in the Plan.

Responsibilities of the Company, the Plan Agent and Participants


Neither the Company nor the Plan Agent shall be liable for any act, or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims of liability:

(a) arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(b) with respect to the prices at which Non-Voting Shares are issued or at which Common Shares or Non-Voting Shares are sold for the Participant's account and the times such purchases or sales are made;

(c) relating to the tax liability of the Participant, or any withholding or any non-resident taxes; or

(d) actions taken as a result of inaccurate and incomplete information or instructions.

Participants should recognize that neither the Company nor the Plan Agent can assure a profit or protect the Participant against a loss on the Plan Shares held for the Participant under the Plan.

Amendment, Suspension or Termination of the Plan

The Company reserves the right to amend, suspend or terminate the Plan at any time, but any such action shall not have retroactive effect that would prejudice the interests of the Participants. All Participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by the Company, certificates for Plan Shares (excluding any fractions thereof) held for Participants' accounts under the Plan and all cash amounts, including but not limited to, net proceeds from the sale of any fractions of Plan Shares, uninvested optional cash payments or other moneys will be remitted to the Participants as soon as practicable by the Plan Agent. In the event of suspension of the Plan by the Company, no investment will be made by the Plan Agent on the Investment Date immediately following the effective date of such suspension. Any cash held in a Participant's account which is not invested as of the effective date of such suspension and dividends on Common Shares and Non-Voting

Shares which are subject to the Plan and which are paid after the effective date of such suspension will be remitted by the Plan Agent to the Participants to whom these are due.

Administration of the Plan

The Plan Agent acts as agent for the Participants in the Plan pursuant to an agreement between the Plan Agent and the Company which may be terminated by either party at any time, upon provision of reasonable notice to the other party. Should the Plan Agent cease to act as agent for Participants, another Plan Agent will be designated by the Company.

Notices

All notices, statements, cheques and share certificates will be mailed to a Participant at the last address recorded in the Plan Agent's records.

Notices, declarations, requests and cheques from a Participant should be delivered or mailed to the Plan Agent.

Currency

All monetary amounts identified in the Plan are stated in Canadian currency.

Effective Date of the Amended and Restated Plan

This Amended and Restated Plan is effective as of October 29, 2004. The first Investment Date under the Amended and Restated Plan is January 1, 2005.